Exhibit 99.1

Press Release

Brussels – 8 May 2024 - 7:00am CET	Regulated information[1]

AB InBev Reports First Quarter 2024 Results

Consistent execution of our strategy delivered a 5.4% EBITDA increase with margin expansion, and 16% Underlying EPS growth

“The strength of the beer category, our diversified global footprint and the continued momentum of our megabrands delivered another quarter of broad-based top- and bottom-line growth. We are encouraged by our results to start the year, and the consistent execution by our teams and partners reinforces our confidence in delivering on our 2024 growth ambitions.” – Michel Doukeris, CEO, AB InBev

Total Revenue

+ 2.6%

Revenue increased by 2.6% with revenue per hl growth of 3.3%.

6.7% increase in combined revenues of our megabrands, led by Corona, which grew by 15.5% outside of its home market.

Approximately 70% of our revenue is through B2B digital platforms with the monthly active user base of BEES reaching 3.6 million users.

Approximately 130 million USD of revenue generated by our digital direct-to-consumer ecosystem.

Total Volume

- 0.6%

Total volumes declined by 0.6%, with own beer volumes down by 1.3% and non-beer volumes up by 3.5%.

Normalized EBITDA

+ 5.4%

Normalized EBITDA increased by 5.4% to 4 987 million USD with a normalized EBITDA margin expansion of 90 bps to 34.3%.

Underlying Profit

1 509 million USD

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 1 509 million USD in 1Q24 compared to 1 310 million USD in 1Q23.

Underlying EPS

0.75 USD

Underlying EPS was 0.75 USD in 1Q24, an increase from 0.65 USD in 1Q23.

1The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 12.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 1

Management comments

Consistent execution of our strategy delivered a 5.4% EBITDA increase with margin expansion, and 16% Underlying EPS growth

Top-line increased by 2.6%, with revenue growth in approximately 75% of our markets, driven by a revenue per hl increase of 3.3% as a result of revenue management initiatives and ongoing premiumization. Volumes declined by 0.6%, as growth in our Middle Americas, South America, Africa and Europe regions was offset by performance in APAC and North America. EBITDA increased by 5.4% with disciplined overhead management enabling increased sales and marketing investments in our brands and EBITDA margin expansion of 90bps. Underlying EPS was 0.75 USD, a 16% increase versus 1Q23, driven primarily by nominal EBITDA growth and the continued optimization of our business.

Progressing our strategic priorities

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category: We delivered volume growth and market share gains in the majority of our markets, according to our estimates.

Digitize and monetize our ecosystem:

BEES captured 11.3 billion USD of gross merchandise value (GMV), a 23% increase versus 1Q23 with approximately 70% of our revenue through B2B digital channels. BEES Marketplace is live in 19 markets and captured 465 million USD in GMV from sales of third-party products, a 47% increase versus 1Q23.

Optimize our business: Underlying EPS increased by 16% to reach 0.75 USD, driven by nominal EBITDA growth, margin expansion and optimization of our net finance costs.

Lead and grow the category

We are executing on our five proven and scalable levers to drive category expansion. Our performance across each of the levers was led by our megabrands, which represent the majority of our revenue and delivered a 6.7% revenue increase.

•

Category Participation: Through our focus on brand, pack and liquid innovations, the percentage of consumers purchasing our portfolio of brands increased in approximately 40% of our markets, according to our estimates. Participation increases were led by female consumers across key markets in Latin America and Europe.

•	Core Superiority: Our mainstream portfolio delivered a low-single digit revenue increase driven by double-digit growth in South Africa, Colombia and the Dominican Republic.

•

Occasions Development: Our global no-alcohol beer portfolio delivered high-teens revenue growth, with our performance led by Corona Cero and Budweiser Zero. The combination of our digital direct-to-consumer (DTC) products and our megabrands are developing new consumption occasions. In Brazil, Zé Delivery executed a Carnival campaign focused on facilitating home-based events with in-app promotions while enhancing the out-of-home experience with access to exclusive festival events.

•

Premiumization: Our above core beer portfolio grew revenue by low-single digits driven by our global brands and the double-digit growth of other local megabrands such as Leffe in Europe and Spaten in Brazil. Our global brands grew revenue by 5.2% outside of their home markets, led by Corona which grew by 15.5%.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 2

•

Beyond Beer: Our global Beyond Beer business contributed approximately 320 million USD of revenue with a low-single digit volume increase versus 1Q23, as growth globally was partially offset by a soft malt-based seltzer industry in the US. Growth was primarily driven by our spirits-based ready-to-drink and flavored malt beverage portfolios in the US and the expansion of Brutal Fruit in Africa.

Digitize and monetize our ecosystem
•

Digitizing our relationships with more than 6 million customers globally: As of 31 March 2024, BEES is live in 26 markets with approximately 70% of our 1Q24 revenues captured through B2B digital platforms. In 1Q24, BEES had 3.6 million monthly active users and captured 11.3 billion USD in gross merchandise value (GMV), growth of 16% and 23% versus 1Q23 respectively.

BEES Marketplace is live in 19 markets, generated 7.3 million orders and captured 465 million USD in GMV from sales of third-party products, growth of 35% and 47% versus 1Q23 respectively.

•

Leading the way in DTC solutions: Our omnichannel DTC ecosystem of digital and physical products generated revenue of approximately 350 million USD. Our DTC megabrands, Zé Delivery, TaDa and PerfectDraft, are available in 21 markets, generated 18.1 million ecommerce orders and delivered approximately 130 million USD in revenue, representing low-teens growth versus 1Q23.

Optimize our business
•

Maximizing value creation: Our Underlying EPS was 0.75 USD, a 16% increase versus 1Q23, driven primarily by nominal EBITDA growth, margin expansion and continued optimization of our net finance costs. We continue to proactively manage our debt portfolio. In April 2024, we completed a 2.5 billion USD cash tender offer for outstanding bonds following the issuance of 4 billion Euro and 1 billion USD in new bonds in March 2024. These transactions improved our debt maturity profile while maintaining our weighted average gross debt coupon at approximately 4%. With increased flexibility in our capital allocation choices, we completed our 1 billion USD share buyback program announced on 31 October 2023 and executed an additional 200 million USD direct share buyback from Altria.

•

Advancing our sustainability priorities: In Climate Action, our Scopes 1 and 2 emissions per hectoliter of production was 4.25 kgCO2e/hl in 1Q24, a reduction of approximately 6% from 1Q23. In Water Stewardship, we continue to work towards our ambition to reach a water use efficiency ratio of 2.5 hl per hl by 2025 with a water efficiency ratio of 2.55 hl/hl in 1Q24 versus 2.56 hl/hl in 1Q23. Collaboration is key to achieving a more sustainable future and, this quarter, we were named a top 2023 Supplier Engagement Leader by CDP.

Creating a future with more cheers

Our business delivered another quarter of profitable growth with an EBITDA increase of 5.4%, margin expansion of 90bps and double-digit Underlying EPS growth. We are investing for the long-term and continue to build on our platform to generate value for our stakeholders. The beer category is large and growing, and our unique global leadership advantages, replicable growth drivers and superior profitability position us well to deliver on our purpose to create a future with more cheers.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 3

2024 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium-term outlook of between 4-8%. The outlook for FY24 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 220 to 250 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY24 to be approximately 4%.

(iii)	Effective Tax Rates (ETR): We expect the normalized ETR in FY24 to be in the range of 27% to 29%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY24.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 4

Figure 1. Consolidated performance (million USD)
	1Q23	1Q24	Organic growth
Total Volumes (thousand hls)	140 548	139 536	-0.6%
AB InBev own beer	121 060	119 387	-1.3%
Non-beer volumes	18 587	19 230	3.5%
Third party products	901	919	2.0%
Revenue	14 213	14 547	2.6%
Gross profit	7 696	7 894	2.7%
Gross margin	54.1%	54.3%	3 bps
Normalized EBITDA	4 759	4 987	5.4%
Normalized EBITDA margin	33.5%	34.3%	90 bps
Normalized EBIT	3 503	3 642	5.0%
Normalized EBIT margin	24.6%	25.0%	56 bps

Profit attributable to equity holders of AB InBev	1 639	1 091
Underlying profit attributable to equity holders of AB InBev	1 310	1 509

Earnings per share (USD)	0.81	0.54
Underlying earnings per share (USD)	0.65	0.75

Figure 2. Volumes (thousand hls)
	1Q23	Scope	Organic	1Q24	Organic growth
			growth		Total	Own beer
North America	23 853	- 155	-2 345	21 353	-9.9%	-11.1%
Middle Americas	34 271	- 5	1 424	35 690	4.2%	4.5%
South America	40 286	-	61	40 347	0.2%	-0.6%
EMEA	19 958	-	1 072	21 030	5.4%	4.8%
Asia Pacific	22 114	-	-1 069	21 045	-4.8%	-4.7%
Global Export and Holding Companies	66	-	4	70	5.7%	7.5%
AB InBev Worldwide	140 548	- 160	- 853	139 536	-0.6%	-1.3%

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 5

Key Market Performances

United States: Revenue declined by high-single digits impacted by volume performance

•

Operating performance: Revenue declined by 9.1% with revenue per hl increasing by 1.1% driven by revenue management initiatives. Sales-to-retailers (STRs) were down by 13.7%, primarily due to the volume decline of Bud Light. Sales-to-wholesalers (STWs) declined by 10.1% as 1Q24 shipments caught up with the stronger depletions in December 2023. EBITDA declined by 17.9%, as top-line performance and support measures for our wholesaler partners were partially offset by productivity initiatives.

•

Commercial highlights: The beer industry remained resilient, with dollar sales continuing to grow versus last year, according to Circana. Our beer market share continued to improve sequentially. While mainstream beer volumes declined, our above core beer megabrands volume continued to grow. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered strong double-digit volume growth, outperforming the industry.

Mexico: Mid-single digit top- and bottom-line growth with margin expansion

•

Operating performance: Revenue increased by mid-single digits, with low-single digit revenue per hl growth driven by revenue management initiatives. Volumes grew by mid-single digits, in-line with the industry, which was supported by the phasing impact of an earlier Easter. EBITDA grew by mid-single digits with continued margin expansion.

•

Commercial highlights: Our core brands delivered mid-single digit volume growth and our above core portfolio continued to grow, led by the strong performance of Modelo and Pacifico. We continued to progress our digital initiatives, with our digital DTC platform, TaDa, reaching 100 000 monthly active users and fulfilling more than 350 000 orders in March.

Colombia: Record high volumes delivered double-digit top-line and high-single digit bottom-line growth

•

Operating performance: Revenue grew by mid-teens, with high-single digit revenue per hl growth, driven by pricing actions and revenue management initiatives. Volumes grew by mid-single digits, with our portfolio continuing to gain share of total alcohol. EBITDA grew by high-single digits as top-line growth was partially offset by anticipated transactional FX headwinds.

•

Commercial highlights: Driven by the consistent execution of our expansion levers, the beer category continues to grow, with both the category and our first quarter volumes reaching a new record high. Our mainstream portfolio led our performance, delivering mid-teens revenue growth with a strong performance from Aguila. Our premium and super premium brands grew volumes by more than 20%, led by Corona.

Brazil: Record high volumes delivered mid-single digit top-line and double-digit bottom-line growth with margin expansion of 311bps

•

Operating performance: Revenue grew by 5.8% with revenue per hl growth of 1.4% driven by revenue management initiatives. Total volumes grew by 4.4%, with beer volumes increasing by 3.6%, outperforming the industry according to our estimates. Non-beer volumes increased by 6.5%. EBITDA increased by 16.9% with margin expansion of 311bps.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 6

•

Commercial highlights: Our premium and super premium brands continued to outperform, delivering low-teens volume growth led by Corona and Spaten, and driving record high first quarter total volumes. Our core beer portfolio remained healthy, increasing volumes by low-single digits. Our digital DTC platform, Zé Delivery, generated over 16 million orders, an 11% increase versus last year, with GMV growing by 12%.

Europe: High-single digit top-line and strong double-digit bottom-line growth with margin recovery

•

Operating performance: Revenue increased by high-single digits with revenue per hl growth of mid-single digits, driven by pricing actions and continued premiumization. Volumes grew by mid-single digits, outperforming the industry in more than 80% of our key markets according to our estimates, and supported by the phasing impact of an earlier Easter. EBITDA grew by strong double-digits with margin recovery driven by top-line growth and cost efficiencies.

•

Commercial highlights: We continued to premiumize our portfolio in Europe, with our premium and super premium portfolio now making up approximately 56% of our revenue. Our megabrands delivered double-digit revenue growth, led by Corona. Corona Cero, the global beer sponsor of the Olympic Games, is now available in 22 markets across Europe and grew revenue by strong double-digits.

South Africa: Record high volumes delivered double digit top- and bottom-line growth with margin expansion

•

Operating performance: Revenue increased by mid-teens, with revenue per hl growth of high-single digits, driven by pricing actions and continued premiumization. Volumes grew by mid-single digits, continuing to outperform the industry in both beer and beyond beer according to our estimates. EBITDA grew by mid-twenties with margin expansion.

•

Commercial highlights: The momentum of our business continued, again delivering record high volumes for the first quarter and with our portfolio gaining share of both beer and total alcohol, according to our estimates. Our performance was led by our super premium portfolio, which grew volumes by double-digits driven by Corona and Stella Artois, and the continued strength of our core brands which delivered double-digit revenue growth.

China: Continued premiumization with margin expansion despite soft industry

•

Operating performance: Revenue declined by 2.7% with revenue per hl increasing by 3.7%, driven by continued premiumization. Total volumes declined by 6.2%, in-line with the industry according to our estimates, which was impacted by cycling channel reopening in 1Q23 and adverse weather in March 2024. EBITDA increased by 0.5% with margin expansion of 137bps.

•

Commercial highlights: We continue to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation. Our premium brands continued to grow volumes, led by Budweiser, and the share of our total volume generated by our premium and super premium portfolio increased by 250bps.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 7

Highlights from our other markets

•

Canada: Revenue declined by mid-single digits with revenue per hl growth of low-single digits driven by revenue management initiatives and continued premiumization. Our overall volumes declined by high-single digits, impacted by a soft industry and cycling a strong performance in 1Q23.

•

Peru: Revenue and revenue per hl increased by mid-single digits, driven primarily by revenue management initiatives. Volumes grew by low-single digits, gaining share of total alcohol, driven by the performance of our leading core brand Pilsen Callao.

•	Ecuador: Revenue grew by low-teens with volumes increasing by double-digits, continuing to gain share of total alcohol. Our core beer brands led our growth, delivering a mid-teens volume increase.

•

Argentina: Volumes declined by high-teens as overall consumer demand was impacted by inflationary pressures. For FY24, the definition of organic revenue growth in Argentina was amended to cap the price growth to a maximum of 2% per month (26.8% year-over-year). Revenue increased by low-single digits on this basis.

•

Africa excluding South Africa: In Nigeria, our beer volumes grew by high-teens, supported by a favorable comparable from the industry impact of temporary currency shortages in 1Q23. Revenue grew by more than 80%, driven by revenue management initiatives in a highly inflationary environment. In our other markets in Africa, we grew revenue in aggregate by high-single digits driven by Zambia, Botswana, Tanzania and Uganda.

•

South Korea: Total revenue increased by mid-single digits with revenue per hl increasing by high-single digits, driven by revenue management initiatives. Volumes declined by mid-single digits, outperforming a soft industry which cycled a strong performance in 1Q23. Our performance was driven by Cass, which gained market share in both the on-premise and in-home channels.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 8

Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)
	1Q23	1Q24	Organic growth
Revenue	14 213	14 547	2.6%
Cost of sales	-6 517	-6 653	-2.5%
Gross profit	7 696	7 894	2.7%
SG&A	-4 344	-4 435	-1.4%
Other operating income/(expenses)	152	183	18.3%
Normalized profit from operations (normalized EBIT)	3 503	3 642	5.0%
Non-underlying items above EBIT (incl. impairment losses)	-46	-29
Net finance income/(cost)	-1 237	-1 187
Non-underlying net finance income/(cost)	375	- 309
Share of results of associates	50	57
Non-underlying share of results of associates	-	104
Income tax expense	-597	-794
Profit	2 048	1 485
Profit attributable to non-controlling interest	409	393
Profit attributable to equity holders of AB InBev	1 639	1 091
Normalized EBITDA	4 759	4 987	5.4%
Underlying profit attributable to equity holders of AB InBev	1 310	1 509

Consolidated other operating income/(expenses) in 1Q24 increased by 18.3% primarily driven by higher government grants and the impact of disposal of non-core assets.

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates (million USD)
	1Q23	1Q24
Restructuring	-27	-31
Business and asset disposal (incl. impairment losses)	-19	2
Non-underlying items in EBIT	-46	-29
Non-underlying share of results of associates	-	104

Non-underlying share of results from associates of 1Q24 includes the impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 9

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	1Q23	1Q24
Net interest expense	-806	-714
Net interest on net defined benefit liabilities	-21	-22
Accretion expense	-183	-191
Net interest income on Brazilian tax credits	31	36
Other financial results	-257	-296
Net finance income/(cost)	-1 237	-1 187

Non-underlying net finance income/(cost)

Figure 6. Non-underlying net finance income/(cost) (million USD)
	1Q23	1Q24
Mark-to-market	375	-243
Gain/(loss) on bond redemption and other	-	-66
Non-underlying net finance income/(cost)	375	-309

Non-underlying net finance cost in 1Q24 includes mark-to-market losses on derivative instruments entered into in order to hedge our share-based payment programs and shares issued in relation to the combination with Grupo Modelo and SAB, and 66 million USD losses from the impairment of financial investments.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown in figure 7, together with the opening and closing share prices.

Figure 7. Non-underlying equity derivative instruments
	1Q23	1Q24
Share price at the start of the period (Euro)	56.27	58.42
Share price at the end of the period (Euro)	61.33	56.46
Number of equity derivative instruments at the end of the period (millions)	100.5	100.5

Income tax expense

Figure 8. Income tax expense (million USD)
	1Q23	1Q24
Income tax expense	597	794
Effective tax rate	23.0%	37.5%
Normalized effective tax rate	26.8%	27.0%

The 1Q24 effective tax rate was negatively impacted by the non-deductible losses from derivatives related to hedging of share-based payment programs and of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 1Q23 effective tax rate was positively impacted by non-taxable gains on these derivatives.

Furthermore, the 1Q24 effective tax rate includes 240 million USD (4.5 billion ZAR) non-underlying tax cost following the resolution in 1Q24 of the South African tax matters previously described in note 29 Contingencies of the 2023 Consolidated Financial Statements.

Figure 9. Underlying Profit attributable to equity holders of AB InBev (million USD)
	1Q23	1Q24
Profit attributable to equity holders of AB InBev	1 639	1 091
Net impact of non-underlying items on profit	- 342	363
Hyperinflation impacts in underlying profit	13	55
Underlying profit attributable to equity holders of AB InBev	1 310	1 509

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 10

Basic and underlying EPS

Figure 10. Earnings per share (USD)
	1Q23	1Q24
Basic EPS	0.81	0.54
Net impact of non-underlying items on profit	-0.18	0.18
Hyperinflation impacts in EPS	0.01	0.03
Underlying EPS	0.65	0.75
Weighted average number of ordinary and restricted shares (million)	2 015	2 007

Figure 11. Key components - Underlying EPS in USD
	1Q23	1Q24
Normalized EBIT before hyperinflation	1.76	1.83
Hyperinflation impacts in normalized EBIT	-0.02	-0.01
Normalized EBIT	1.74	1.81
Net finance cost	-0.61	-0.59
Income tax expense	-0.30	-0.33
Associates & non-controlling interest	-0.18	-0.17
Hyperinflation impacts in EPS	0.01	0.03
Underlying EPS	0.65	0.75
Weighted average number of ordinary and restricted shares (million)	2 015	2 007

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 12. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	1Q23	1Q24
Profit attributable to equity holders of AB InBev	1 639	1 091
Non-controlling interests	409	393
Profit	2 048	1 485
Income tax expense	597	794
Share of result of associates	-50	-57
Non-underlying share of results of associates	-	-104
Net finance (income)/cost	1 237	1 187
Non-underlying net finance (income)/cost	-375	309
Non-underlying items above EBIT (incl. impairment losses)	46	29
Normalized EBIT	3 503	3 642
Depreciation, amortization and impairment	1 255	1 344
Normalized EBITDA	4 759	4 987

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 11

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Scope changes also represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The organic growth of our global brands, Budweiser, Stella Artois, Corona and Michelob Ultra, excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beer activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In 1Q24, we reported a negative impact on the profit attributable to equity holders of AB InBev of 55 million USD. The impact in 1Q24 Basic EPS was -0.03 USD. Values in the figures and annexes may not add up, due to rounding. 1Q24 EPS is based upon a weighted average of 2 007 million shares compared to a weighted average of 2 015 million shares for 1Q23.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 11 March 2024. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of the ongoing conflict in Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The first quarter 2024 (1Q24) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 6, 8, 9 and 12 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2024, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 7, 10 and 11 have been extracted from the underlying accounting records as of and for the three months ended 31 March 2024 (except for the volume information). References in this document to materials on our websites, such as www.ab-inbev.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 12

Conference call and webcast

Investor Conference call and webcast on Wednesday, 8 May 2024:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB Inbev 1Q24 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: +1-877-407-8029

Toll: +1-201-689-8029

Investors	Media

Shaun Fullalove	Media Relations
Tel: +1 212 573 9287	E-mail: media.relations@ab-inbev.com
E-mail: shaun.fullalove@ab-inbev.com

Ekaterina Baillie
Tel: +32 16 276 888
E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin
Tel: +1 646 746 9673
E-mail: cyrus.nentin@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion USD (excluding JVs and associates).

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 13

Annex 1: Segment reporting

AB InBev Worldwide	1Q23	Scope	Currency Translation	Organic Growth	1Q24	Organic Growth
Total volumes (thousand hls)	140 548	- 160	-	- 853	139 536	-0.6%
of which AB InBev own beer	121 060	- 150	-	-1 524	119 387	-1.3%
Revenue	14 213	1 310	-1 348	372	14 547	2.6%
Cost of sales	-6 517	- 624	655	- 166	-6 653	-2.5%
Gross profit	7 696	686	- 693	207	7 894	2.7%
SG&A	-4 344	- 389	361	- 62	-4 435	-1.4%
Other operating income/(expenses)	152	-2	4	29	183	18.3%
Normalized EBIT	3 503	295	- 329	173	3 642	5.0%
Normalized EBITDA	4 759	391	- 419	255	4 987	5.4%
Normalized EBITDA margin	33.5%				34.3%	90 bps

North America	1Q23	Scope	Currency Translation	Organic Growth	1Q24	Organic Growth
Total volumes (thousand hls)	23 853	- 155	-	-2 345	21 353	-9.9%
Revenue	3 973	- 37	2	- 346	3 593	-8.8%
Cost of sales	-1 675	21	- 1	111	-1 544	6.7%
Gross profit	2 298	- 16	1	- 234	2 049	-10.3%
SG&A	-1 138	17	- 1	37	-1 085	3.3%
Other operating income/(expenses)	8	-	-	-20	-12	-
Normalized EBIT	1 168	1	-	- 218	951	-18.6%
Normalized EBITDA	1 350	-1	1	- 224	1 126	-16.6%
Normalized EBITDA margin	34.0%				31.3%	-293 bps

Middle Americas	1Q23	Scope	Currency Translation	Organic Growth	1Q24	Organic Growth
Total volumes (thousand hls)	34 271	- 5	-	1 424	35 690	4.2%
Revenue	3 489	- 4	289	278	4 051	8.0%
Cost of sales	-1 355	- 7	- 115	- 109	-1 586	-8.0%
Gross profit	2 133	- 11	174	169	2 465	8.0%
SG&A	- 878	4	- 71	- 20	- 965	-2.3%
Other operating income/(expenses)	-2	7	1	6	12	-
Normalized EBIT	1 254	-	104	155	1 512	12.3%
Normalized EBITDA	1 578	7	133	168	1 886	10.6%
Normalized EBITDA margin	45.2%				46.6%	111 bps

South America	1Q23	Scope	Currency Translation	Organic Growth	1Q24	Organic Growth
Total volumes (thousand hls)	40 286	-	-	61	40 347	0.2%
Revenue	3 107	1 349	-1 383	159	3 233	5.1%
Cost of sales	-1 526	- 630	602	- 32	-1 586	-2.1%
Gross profit	1 581	719	- 780	127	1 647	8.0%
SG&A	- 878	- 410	378	- 32	- 941	-3.5%
Other operating income/(expenses)	90	-9	14	21	116	23.5%
Normalized EBIT	793	301	- 388	116	821	14.9%
Normalized EBITDA	1 029	392	- 480	144	1 084	14.2%
Normalized EBITDA margin	33.1%				33.5%	281 bps

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 14

EMEA	1Q23	Scope	Currency Translation	Organic Growth	1Q24	Organic Growth
Total volumes (thousand hls)	19 958	-	-	1 072	21 030	5.4%
Revenue	1 823	2	- 195	298	1 927	16.3%
Cost of sales	-1 004	- 1	127	- 158	-1 036	-15.7%
Gross profit	819	-	- 67	140	892	17.0%
SG&A	- 645	- 1	36	- 4	- 614	-0.6%
Other operating income/(expenses)	35	-	-3	11	44	32.4%
Normalized EBIT	209	-	-34	147	322	70.4%
Normalized EBITDA	462	-	- 55	162	569	35.1%
Normalized EBITDA margin	25.3%				29.5%	409 bps

Asia Pacific	1Q23	Scope	Currency Translation	Organic Growth	1Q24	Organic Growth
Total volumes (thousand hls)	22 114	-	-	-1 069	21 045	-4.8%
Revenue	1 705	-	-63	-8	1 634	-0.5%
Cost of sales	- 823	-7	28	38	- 763	4.6%
Gross profit	883	-7	-35	30	871	3.4%
SG&A	- 449	-	16	-12	-445	-2.7%
Other operating income/(expenses)	32	-	-1	-5	26	-16.9%
Normalized EBIT	465	-7	-19	13	452	2.7%
Normalized EBITDA	628	-7	-25	20	616	3.3%
Normalized EBITDA margin	36.8%				37.7%	138 bps

Global Export and Holding Companies	1Q23	Scope	Currency Translation	Organic Growth	1Q24	Organic Growth
Total volumes (thousand hls)	66	-	-	4	70	5.7%
Revenue	117	-	1	-9	109	-7.5%
Cost of sales	-134	-	12	-16	-138	-11.7%
Gross profit	-18	-	13	-25	-29	-
SG&A	-356	1	2	-31	-385	-8.8%
Other operating income/(expenses)	-12	-	-8	17	-3	-
Normalized EBIT	-386	1	8	-39	-417	-10.2%
Normalized EBITDA	-288	1	9	-16	-295	-5.4%

ab-inbev.com_________________________________________________________________________  Press release – 8 May 2024 – 15